

July 2, 2013

Via E-mail
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

> **Re:** **Forest City Enterprises, Inc.**
> **Form 10-K for fiscal year ended January 31, 2013**
> **Filed on March 27, 2013**
> **File No. 001-04372**

Dear Mr. O'Brien:

We have reviewed your response dated June 27, 2013 and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 47

Commercial Net Operating Income, page 57

1. We note your response to our prior comment one and your proposed disclosure. In future filings, please remove the description 'non-recurring' unless you can substantiate that these types of adjustments are not reasonably likely to recur within two years nor was there a similar charge or gain within the prior two years. To the extent you intend to

retain the description 'non-recurring,' please tell us how you can substantiate this characterization. Please refer to Item 10(e) of Regulation S-K.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581, Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief